

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Steven Guo
Chief Financial Officer
Fly-E Group, Inc.
136-40 39th Avenue
Flushing, NY 11354

>   **Re: Fly-E Group, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted November 13, 2023**
>   **CIK No. 0001975940**

Dear Steven Guo:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors
Improper activities by third parties, exploitation of encryption technology, new data-hacking tools ... , page 16

1. We note your response to comment 4 and reissue. Please describe the cybersecurity risks faced by the Company in connection with the Company's supply chain/suppliers/service providers.

Capitalization, page 25

2. We note your response to comment 6. Please revise the total capitalization to include both total debt and total stockholders' equity. Also please double underline the cash and cash equivalents amounts to highlight that these amounts are not included in total

capitalization.

Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Aftanas